Independent Auditors' Consent

The Board of Directors
Acetex Corporation

We consent to the incorporation by reference in this Registration Statement of Acetex Corporation (the "Company") on Form F-3 of our report addressed to the Directors of the Company dated                          with respect to the consolidated financial statements of the Company as at and for the three year period ended December 31, 2003. and our compilation report addressed to the Directors of the Company dated July 17, 2003 with respect to the pro forma consolidated financial statements of the Company for the six month period ended June 30, 2003, the twelve month period ended June 30, 2003 and the year ended December 31, 2002. We also consent to the reference to us under the heading "Experts" in the prospectus which forms a part of the Registration Statement."

KPMG LLP

Vancouver, British Columbia
July 18, 2003